Shughart Thomson & Kilroy
Arnold R. Kaplan
akaplan@stklaw.com
Direct Dial (720) 931-1163
Fax (303) 572-7883

September 28, 2005

Mr. John Reynolds, Assistant Director Office of Emerging Growth Companies Securities and Exchange Commission 100 F Street, NE Washington D.C. 20549	Mr. Jay Ingram, Examiner Securities and Exchange Commission 100 F Street, NE Washington D.C. 20549

RE:        Freedom Financial Group, Inc.
Registration Statement on Form 10-SB
Amendment Filed: July 22, 2005
File No. 0-51286

Gentlemen:

On behalf of Freedom Financial Group, Inc. (the “Company”), and Jerald L. Fenstermaker, the Company’s Chief Executive Officer, we are responding to your August 25, 2005 letter, which contains your comments to the Company’s first amended Registration Statement on Form 10-SB/A, filed on July 22, 2005. Below are the Company’s responses to your comments. Each numbered response corresponds with the same numbered comment from your letter. Also attached to this letter is a second amended Registration Statement on Form 10-SB/A, which has been revised to address the issues set forth in your letter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1. As you requested, we have disclosed the additional background information related to the appointment of Mr. Schweigert as trustee and the installation of Mr. Fenstermaker as CEO during the reorganization of SFG. Please refer to page 5 of the second amended Registration Statement on Form 10-SB/A.

2. We have expanded the MD&A as you requested. Please refer to pages 39-40 and 43-44 of the second amended Registration Statement on Form 10-SB/A.

3. After reviewing your latest comments, upon reconsideration we believe that, although the Company was formed by order of the bankruptcy court, Mr. Schweigert and Mr. Fenstermaker could be deemed “promoters” of the Company. We have expanded the disclosure in Item 7 of Part I accordingly. Please refer to pages 57 and 58 of the second amended Registration Statement on Form 10-SB/A.

In addition to the above items, we included additional disclosure on page 11 of the second amended Form 10-SB/A regarding the state criminal actions against Marc Braun, Patrick Robarge, and Douglas Hamilton. This additional disclosure is based on a September 24, 2005, news article in www.Stltoday.com (which we received on September 27, 2005), about Marc Braun’s plea of “no contest” to a state misdemeanor charge of attempting to make a false statement, and his sentence of two-years probation. The same article provided additional sentencing information related to Patrick Robarge and Douglas Hamilton.

Should you have any questions or comments about the above responses, or to the Company’s second amended Registration Statement, please do not hesitate to contact me.

Very truly yours, SHUGHART THOMSON & KILROY, P.C. By: /s/ Arnold R. Kaplan